CHINA POWER EQUIPMENT, INC.

October 23, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Assistant Director,
Division of Corporation Finance, Mail Stop 6010

Re:	China Power Equipment, Inc.

Revision of Amendment No. 4 to Form SB-2 on Form S-1
Filed September 25, 2008
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of October 17, 2008 to China Power Equipment, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

1. We note your response to prior comment 3. Your disclosure on page 3 that An Sen "holds from 100% of the shareholders of Zhongxi their rights as equity holders" is inconsistent with the fact that An Sen does not have the right to dispose of the shares, which is a fundamental right of shareholders. Please revise to clarify, if true, that An Sen does not have that right.

RESPONSE

The Company has clarified that An Sen does not have the right to dispose of the shares and has modified the disclosure on page 3 to read as follows:

“Holds from 100% of the shareholders of Zhongxi rights as equity holders of Zhongxi, including the right to vote as if it holds 100% of the common stock of Zhongxi on all matters that are brought before Zhongxi's shareholders, the right to acquire and dispose of assets and all other rights other than the right to dispose of the shares, giving it functional control over Zhongxi;”

2. We note your disclosure in the final paragraph of page 12 which indicates that you could lose the ability to remit monies outside of the PRC if proper procedures are not followed pursuant to SAFE regulations. With a view to possible disclosure, please tell us whether An Sen has established its bank account for receipt of entrustment fees in the PRC or in another country. As applicable, please revise your disclosure to explain how failure to follow the disclosed procedures might affect An Sen's ability to receive profits from Zhongxi.

RESPONSE

An Sen has established a bank account in the PRC in order to receive entrustment fees in the PRC. SAFE #75 addresses the remittance of monies outside of the PRC and therefore, the Company does not believe that a failure to follow its procedures would affect An Sen’s ability to receive profits from Zhongxi.

3. We note your response to prior comment 7. Please disclose the material terms of the July 11, 2007 share transfer.

RESPONSE

We were provided with a copy of Exhibit 10.23 by the parties to the July 11, 2007 transfer and as each of those parties is unaffiliated with us, we were unable to obtain further details as to further consideration, or whether there was any consideration other than that stated in Exhibit 10.23. Accordingly, we have revised the disclosure as follows:

“On July 11, 2007 Xi'an Zhongxi Zhengliu Dianlu Transformer Factory, Ltd. transferred its 6.25% nominal interest in Zhongxi and its interest in us to Zhejiang Lvneng Electric Co. Ltd. We have received a copy of the agreement transferring such interest (Exhibit 10.23) and that agreement states that the consideration for the transfer was the payment of transfer fees by Zhejiang Lvneng Electric Co., Ltd. As these parties are not affiliated with us, we are unaware of any other consideration for the transfer.”

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Very truly yours,

/s/ Elaine Lanfeng Zhao

Elaine Lanfeng Zhao

Cc:	Mr. Yongxing Song